Notation Labs Inc.

14646 North Kierland Blvd.

Suite 270

Scottsdale, AZ 85254

May 4, 2022

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

Washington, DC 20549

RE:	Notation Labs Inc. - Application for Withdrawal on Form RW
Registration Statement on Form 10-12G
Filed March 10. 2022
File No. 000-56403

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act, as amended (the “Securities Act”), Notation Labs Inc. (the “Registrant”) requests the that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s Registration Statement on Form 10-12G, initially filed with the Commission on March 10, 2022, together with all exhibits thereto (the “Registration Statement”). The Registrant has determined to withdraw the Registration Statement and refile when updated financial statements have been reviewed and audited by the Registrant’s independent accounting firm.

No securities have been sold or will be sold under the Registration Statement.  Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Registrant requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against the filing fee for any future registration statements.

Accordingly, the Registrant requests that the Commission issue an order granting the withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date hereafter.  It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

If you have any questions with respect to this matter, please contact our counsel, Chase Chandler at Brunson Chandler & Jones, PLLC, 175 S. Main St., Suite 1410, Salt Lake City, UT, by email at chase@bcjlaw.com or telephone at (801) 303-5772  Thank you for your assistance in this matter.

Sincerely,

Notation Labs Inc.

/s/ Michael Stebbins

Michael Stebbins

President and Director